ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

28 November 2013

Director/PDMR Shareholding

Reed Elsevier announces that today, Dr Wolfhart Hauser, a non-executive director of Reed Elsevier, purchased 750 Reed Elsevier NV ordinary shares at €15.86 per share.

As a result of this transaction, Dr Hauser’s interest in the share capital of Reed Elsevier is now as follows:

750 Reed Elsevier NV ordinary shares.